Exhibit 12.2

Glimcher Realty Trust
Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends
(Dollars in Thousands)

	Years ended December 31,
	2010	2009	2008	2007	2006
Available Earnings:
Income from continuing operations	$745	$5,267	$17,943	$16,447	$25,879
(Earnings) loss from equity investees	(31)	3,191	709	(1,133)	(1,443)
Plus:
Fixed charges	112,040	102,846	106,395	110,158	102,433
Amortization of capitalized interest	1,764	1,496	1,322	1,134	1,003
Distributed income of equity investees	1,925	520	2,860	-	-
Less: capitalized interest	(10,970)	(5,364)	(6,682)	(4,781)	(2,830)
Less: preferred dividends	(22,236)	(17,437)	(17,437)	(17,437)	(17,437)
Available earnings:	$83,237	$90,519	$105,110	$104,388	$107,605
Fixed Charges:
Interest expense, excluding amortization of deferred financing costs	72,346	77,385	80,286	86,073	80,313
Amortization of deferred financing costs	6,488	2,660	1,990	1,867	1,853
Interest capitalized	10,970	5,364	6,682	4,781	2,830
Preferred dividends	22,236	17,437	17,437	17,437	17,437
Fixed charges:	$112,040	$102,846	$106,395	$110,158	$102,433

Ratio of earnings to fixed charges and preferred dividends:	0.74	0.88	0.99	0.95	1.05